TEMBEC INDUSTRIES INC.
CONSOLIDATED BALANCE SHEETS
(unaudited) (in millions of dollars)
	June 30, 2007	Sept. 30, 2006 (Audited)
Assets
Current Assets:
Cash and cash equivalents	$ 28	$ 26
Accounts receivable	412	405
Due from parent company, Tembec Inc.	1	14
Inventories	471	483
Prepaid expenses	23	20
	935	948
Investments	13	15
Fixed assets	1,550	1,796
Other assets	145	169
Future income taxes	90	62
	$ 2,733	$ 2,990
Liabilities and Shareholders' Equity
Current Liabilities:
Bank indebtedness	$ 1	$ 5
Operating bank loans	112	235
Accounts payable and accrued charges	389	407
Interest payable	28	19
Current portion of long-term debt (note 3)	18	21
	548	687
Long-term debt (note 3)	1,420	1,475
Other long-term liabilities and credits	160	150
Future income taxes	116	121
Minority interest	5	5
Redeemable preferred shares	26	26
Shareholders' equity:
Share capital	732	732
Contributed surplus	3	3
Accumulated other comprehensive loss	(3)	(3)
Deficit	(274)	(206)
	458	526
	$ 2,733	$ 2,990

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and nine months ended June 30, 2007 and June 24, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Nine months
	2007	2006	2007	2006
Sales	$ 783	$ 862	$ 2,295	$ 2,469
Freight and sales deductions	92	102	266	293
Lumber duties and export taxes (note 4)	5	10	13	27
Cost of sales	654	688	1,883	2,039
Selling, general and administrative	37	41	107	116
Depreciation and amortization	43	48	135	158
Recovery of lumber duties (note 5)	-	-	(238)	-
Restructuring and asset impairment charges (note 5)	171	-	200	176
Gain on land sales and other (note 5)	(1)	(4)	(13)	(4)
Operating loss from continuing operations	(218)	(23)	(58)	(336)
Interest, foreign exchange and other (note 6)	49	42	73	73
Exchange gain on long-term debt	(111)	(54)	(63)	(57)
Loss from continuing operations, before income
taxes and share in earnings of a related company	(156)	(11)	(68)	(352)
Income tax (recovery) (note 7)	3	(5)	-	(54)
Net loss from continuing operations	(159)	(6)	(68)	(298)
Earnings from discontinued operations (note 2)	-	-	-	52
Net loss	$ (159)	$ (6)	$ (68)	$ (246)

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Quarters and nine months ended June 30, 2007 and June 24, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Nine months
	2007	2006	2007	2006
Retained earnings (deficit), beginning of period	$ (115)	$ (146)	$ (206)	$ 94
Net loss	(159)	(6)	(68)	(246)

Deficit, end of period	$ (274)	$ (152)	$ (274)	$ (152)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Quarters and nine months ended June 30, 2007 and June 24, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Nine months
	2007	2006	2007	2006
Net loss	$ (159)	$ (6)	$ (68)	$ (246)
Other comprehensive income (loss):
Exchange translation of foreign subsidiaries	-	-	-	-

Comprehensive loss	$ (159)	$ (6)	$ (68)	$ (246)

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 30, 2007 and June 24, 2006
(unaudited) (in millions of dollars)

	Quarters		Nine months
	2007	2006	2007	2006
Cash flows from operating activities:
Net loss	$ (159)	$ (6)	$ (68)	$ (246)
Adjustments for:
Earnings from discontinued operations (note 2)	-	-	-	(52)
Depreciation and amortization	43	48	135	158
Unrealized foreign exchange and others (note 7)	(3)	(3)	3	(35)
Exchange gain on long-term debt	(111)	(54)	(63)	(57)
Proceeds on sale of derivative financial instruments	-	1	-	4
Future income taxes (note 8)	7	(1)	(34)	(53)
Utilization of investment tax credits	(6)	-	27	-
Restructuring and asset impairment charges (note 6)	176	(1)	193	172
Gain on land sales and other (note 6)	(1)	(4)	(13)	(4)
Other	1	5	-	10
	(53)	(15)	180	(103)
Changes in non-cash working capital:
Temporary investments	-	-	-	16
Accounts receivable	5	(14)	6	(18)
Inventories	95	97	(9)	52
Prepaid expenses	4	5	(4)	(1)
Accounts payable and accrued charges	13	5	(10)	(52)
	117	93	(17)	(3)
	64	78	163	(106)
Cash flows from investing activities:
Additions to fixed assets	(22)	(11)	(48)	(53)
Proceeds on land sales and other	1	10	12	10
Acquisition of investments, net of disposals	1	-	3	-
Other	(6)	(1)	(3)	(2)
	(26)	(2)	(36)	(45)
Cash flows from financing activities:
Change in operating bank loans	(36)	(53)	(123)	75
Increase in long-term debt	-	3	21	13
Repayment of long-term debt	(4)	(2)	(19)	(8)
Increase (decrease) in other long-term liabilities	4	(4)	1	(2)
Other	1	2	-	8
	(35)	(54)	(120)	86
Cash generated (used) by continuing operations	3	22	7	(65)
Cash generated by discontinued operations (note 2)	-	-	-	91
Foreign exchange loss (gain) on cash and cash equivalents
held in foreign currencies	(1)	-	(1)	-
Net increase in cash and cash equivalents	2	22	6	26
Cash and cash equivalents, net of bank indebtedness,
beginning of period	25	4	21	-
Cash and cash equivalents, net of bank indebtedness, end of period	$ 27	$ 26	$ 27	$ 26
Supplemental information:
Interest paid	$ 22	$ 7	$ 87	$ 74
Income taxes paid	$ 1	$ 1	$ 3	$ 2

TEMBEC INDUSTRIES INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended June 30, 2007 and June 24, 2006
(unaudited) (in millions of dollars)

					June 30, 2007
	Forest products	Pulp	Paper	Chemicals	Corporate & other	Consolidated
Sales:
External	$ 178	$ 362	$ 199	$ 44	$ -	$ 783
Internal	34	18	-	1	-	53
	212	380	199	45	-	836
Earnings (loss) before
the following	(19)	33	(12)	2	(9)	(5)
Depreciation and amortization	12	17	12	1	1	43
Other items (note 5)	-	-	170	-	-	170
Operating earnings (loss) from
continuing operations	(31)	16	(194)	1	(10)	(218)

Net fixed asset additions	5	15	2	-	-	22

	June 24, 2006
	Forest products	Pulp	Paper	Chemicals	Corporate & other	Consolidated
Sales:
External	$ 226	$ 365	$ 221	$ 50	$ -	$ 862
Internal	44	23	-	1	-	68
	270	388	221	51	-	930
Earnings (loss) before
the following	3	20	9	3	(14)	21
Depreciation and amortization	13	20	13	1	1	48
Other items (note 5)	(4)	-	-	-	-	(4)
Operating earnings (loss)
from continuing operations	(6)	-	(4)	2	(15)	(23)

Net fixed asset additions	3	6	1	-	1	11

TEMBEC INDUSTRIES INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Nine months ended June 30, 2007 and June 24, 2006
(unaudited) (in millions of dollars)

					June 30, 2007
	Forest products	Pulp	Paper	Chemicals	Corporate & other	Consolidated
Sales:
External	$ 520	$ 1,031	$ 615	$ 129	$ -	$ 2,295
Internal	107	58	-	3	1	169
	627	1,089	615	132	1	2,464
Earnings (loss) before
the following	(52)	98	(4)	7	(23)	26
Depreciation and amortization	40	55	36	3	1	135
Other items (note 5)	(250)	29	170	-	-	(51)
Operating earnings (loss) from
continuing operations	158	14	(210)	4	(24)	(58)

Net fixed asset additions	9	31	7	1	-	48

					June 24, 2006
	Forest products	Pulp	Paper	Chemicals	Corporate & other	Consolidated
Sales:
External	$ 694	$ 992	$ 639	$ 144	$ -	$ 2,469
Internal	140	65	-	4	1	210
	834	1,057	639	148	1	2,679
Earnings (loss) before
the following	36	(1)	(9)	6	(38)	(6)
Depreciation and amortization	40	74	40	3	1	158
Other items (note 5)	(4)	169	7	-	-	172
Operating earnings (loss)
from continuing operations	-	(244)	(56)	3	(39)	(336)

Net fixed asset additions	16	31	5	-	1	53

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.     Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2006.

Changes in accounting policies

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from nonowner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company’s investments consist mainly of equity investments which are excluded from the recommendations of this standard and of loans receivable which are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, long-term debt, including interest payable, and redeemable preferred shares are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $3 million ($7 million – September 2006), previously recorded in Other assets, have been reclassified against long-term debt. Previously recorded cumulative translation adjustment on self-sustaining operations is now presented in Accumulated other comprehensive income. The adoption of these new standards had no impact on the Company’s deficit position as at October 1, 2006.

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.     Significant accounting policies (cont.)

Carrying value and fair value of financial assets and liabilities are summarized as follows:

Classification	Carrying value	Fair value
Held-for-trading	$ 28	$ 28
Loans and receivables	433	433
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	1,994	1,424

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee ("EIC") EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemicals segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a "Corporate and Other" category to the segment information tables included in its financial statements. Prior period segment information in the financial statements and the MD & A has also been restated to conform with this change in presentation. It is the Company’s view that providing separate disclosure of corporate general and administrative expenses will be useful to financial statement users and will allow more accurate segment performance comparison with other forest products companies.

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.     Discontinued operations

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. ("Jolina"). The comparative financial results of the OSB operation have been reclassified as discontinued operations.

Condensed earnings from discontinued operations related to the OSB are as follows for the quarter and nine months ended June 24, 2006:

	Quarter	Nine months
Sales	$ -	$ 38
Operating profit	-	7
Income taxes	-	19
Earnings from discontinued operations	-	52

Condensed cash flows from discontinued operations are as follows for the quarter and nine months ended June 24, 2006:

	Quarter	Nine months
Cash flows from operating activities	$ -	$ 10
Cash flows from investing activities	-	81
Cash flows generated by discontinued operations	$ -	$ 91

3.     Long-term debt

		June 30,	Sept. 30,
	Maturity	2007	2006
Tembec Industries - advance from parent company, Tembec Inc.	09/2009	$ 53	$ 67
Tembec Industries - US$350 million 8.625% unsecured senior notes	06/2009	373	391
Tembec Industries - US$500 million 8.5% unsecured senior notes	02/2011	533	559
Tembec Industries - US$350 million 7.75% unsecured senior notes	03/2012	373	391
Tembec SAS	12/2013	20	10
Tembec Envirofinance SAS	06/2017	31	21
Proportionate share - Marathon (50%)	03/2006	7	10
Proportionate share - Temlam (50%)	06/2015	40	40
Other	Various	11	14
		1,441	1,503
Less current portion		18	21
Less unamortized financing costs		3	7
		$ 1,420	$ 1,475

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

4.     Lumber duties and export taxes

Effective October 12, 2006, the Governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement ("SLA") requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce ("USDOC") revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

5.     Other items

2007

Restructuring and asset impairment charges:

During the June 2007 quarter, the Company recognized an impairment charge of $173 million related to the property, plant, equipment, and related spare parts of the St. Francisville, Louisiana, paper mill as the majority of its long-lived assets are no longer recoverable and exceed their fair value.

Also during the June 2007 quarter, the Company recorded a net gain of $1 million on the sale of the St. Raymond paper mill, which had been closed during the June 2005 quarter. As a result of the sale, the balance of $2 million of mill closure provisions was also reversed.

During the December 2006 quarter, the Company announced the permanent closure of the Smooth Rock Falls, Ontario, pulp mill. The facility had been idled since the end of July 2006. The Company recorded a charge of $29 million relating to special termination pension benefits, severance and other relating items.

Recovery of lumber duties:

During the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the USDOC that had accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income. The total amount of $268 million represents substantially all of the monies the Company expects to receive as part of the settlement.

Gain on land sales:

The Company completed the sale of a number of land and other properties and recorded a net gain of $1 million in the June 2007 quarter, $4 million in the March 2007 quarter, and $8 million in the December 2006 quarter.

During the December 2006 quarter, the Company completed the sale of its small pine lumber operation located in Brassac, France. The transaction had no significant effect on the Company’s financial statements.

2006

Gain on sale of other assets:

During the June 2006 quarter, the Company’s joint venture Temlam Inc. completed the sale of its metal plates and webs operations located in Bolton, Ontario. Based on the Company’s 50% ownership, consideration received amounted to $11 million including net working capital of $2 million. As a result of this transaction, the Company recorded a gain of $4 million.

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.     Other items (cont.)

Restructuring and asset impairment charges:

During the March 2006 quarter, the Company recognized an impairment charge of $169 million related to the property, plant and equipment of the Smooth Rock Falls, Ontario, pulp mill as the majority of its long-lived assets are no longer recoverable and exceed their fair value.

Also during the March 2006 quarter, as a result of the ongoing restructuring of the St. Francisville, Louisiana, paper mill, the Company recorded an unusual charge of $7 million relating to additional severance and other related costs.

The following table provides an analysis of the other items by business segment:

				2007
	Forest
	products	Pulp	Paper	Consolidated
Fixed assets write-down	$ -	$ -	$ 148	$ 148
Other assets	1	-	22	23
Lumber duties	(238)	-	-	(238)
Pensions	-	17	-	17
Gain on land sales	(13)	-	-	(13)
Severance, other labour-related and idling costs	-	12	-	12
	$ (250)	$ 29	$ 170	$ (51)

				2006
	Forest
	Products	Pulp	Paper	Consolidated
Fixed assets write-down	$ -	$ 169	$ -	$ 169
Pensions	-	-	4	4
Gain on sale of assets	(4)	-	-	(4)
Severance, other labour-related and idling costs	-	-	3	3
	$ (4)	$ 169	$ 7	$ 172

The following table provides the reconciliation components of the mill closure provisions:

	Quarters		Nine months
	2007	2006	2007	2006
Opening balance	$ 10	$ 12	$ 9	$ 19
Additions: Severance and other labour-related costs	-	-	10	3
Idling and other costs	-	-	2	-
Reversal of mill closure provisions	(2)	-	(2)	-
Payments: Severance and other labour-related costs	(1)	(3)	(10)	(11)
Idling and other costs	(1)	-	(3)	(2)
Ending balance	$ 6	$ 9	$ 6	$ 9

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6.     Interest, foreign exchange, and other

	Quarters		Nine months
	2007	2006	2007	2006
Interest on long-term debt	$ 29	$ 30	$ 89	$ 90
Interest on short-term debt	2	5	7	12
Interest income - lumber duties	-	-	(30)	-
Interest income - other	(1)	(2)	(5)	(3)
Investment income	-	-	-	(2)
Interest capitalized on construction projects	-	(1)	-	(3)
	30	32	61	94
Amortization of deferred financing costs	1	1	4	4
Amortization of deferred gain on foreign exchange contract	-	-	-	(38)
Derivative financial instruments gain	-	(2)	-	(1)
Gain on consolidation of foreign integrated subsidiaries	(4)	(2)	(1)	-
Other foreign exchange items	20	11	4	10
Bank charges and other financing expenses	2	2	5	4
	19	10	12	(21)
	$ 49	$ 42	$ 73	$ 73

7.     Income Taxes

	Quarters		Nine months
	2007	2006	2007	2006
Loss before income taxes and minority interest
from continuing operations	$ (156)	$ (11)	$ (68)	$ (352)
Income taxes based on combined federal and provincial
income tax rates of 33.3% (2006 - 33.3%)	(53)	(3)	(23)	(117)
Decrease (increase) resulting from:
Future income taxes adjustment due to rate enactments	1	(1)	1	3
Change in valuation allowance	76	15	40	78
Rate differential between jurisdictions	(6)	(2)	(9)	(7)
Non taxable portion of exchange gain
on long-term debt	(15)	(7)	(9)	(8)
Other permanent differences	-	(6)	-	(4)
Large corporations tax	-	(1)	-	1
	56	(2)	23	63
Income taxes (recovery)	$ 3	$ (5)	$ -	$ (54)
Income taxes:
Current	(4)	(4)	34	(1)
Future	7	(1)	(34)	(53)
Income taxes (recovery)	$ 3	$ (5)	$ -	$ (54)

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

8.     Employee Future Benefits

The following table presents the Company’s future benefit costs:

	Quarters		Nine months
	2007	2006	2007	2006
Defined benefit pension plans	$ 6	$ 9	$ 16	$ 28
Other employee future benefit plans	1	2	4	8
Defined contribution and other retirement plans	3	3	9	10
	10	14	29	46
Portion included in Restructuring charge - mill closure (note 5)	-	-	17	-
	$ 10	$ 14	$ 46	$ 46

9.     Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.